As of February 3, 2012

BioZone Pharmaceuticals, Inc.

Attention: Brian Keller
Roberto Prego-Novo
Elliot Maza

Re: Dan Fisher Resignation from the Board

Gentlemen:

As noted and suggested in a letter I wrote to the Board dated January 28, 2012 (the "Fisher Response Letter"), I hereby submit my resignation as a director of BioZone Pharmaceuticals, Inc. ("BPI").

I disagree with the disclosure in BPI's 8-K filed with the SEC on February 3, 2012 in that I was removed from the Board. No such action took place during the call on January 30, 2012. Rather, the stated purpose of the January 30, 2012 meeting was to conduct a hearing on the issue of my termination for cause (the reasons for which I continue to disagree). I note that the Fisher Response Letter does specifically contemplate my resignation from the Board and the conditions triggering such resignation, which have now occurred.

Despite my efforts to resolve conflicts and produce meaningful dialogue in my roles both as an executive officer as well as a director of BPI, it has become apparent to me that the disclosure policies and practices of BPI are not conducive to my role as a public company director for BPI. Specifically, during my tenure as a director of BPI, I have found at least the following material deficiencies in the operations, procedures and general corporate governance policies adopted by BPI:

- BPI has failed to disclose information required of publicly reporting companies and has also failed to disclose materially adverse changes to prior reported agreements.
- BPI has consistently disregarded contractual obligations.
- BPI has failed to maintain a system of control and procedures necessary to allow directors access to company information necessary to carry out the duties of such office, including financial information.

My experience at BPI is illustrative of what I believe to be a flawed and non-transparent process on key director issues such as providing timely and accurate information to the investing public and establishing an independent process necessary to evaluate potential conflicts of interest. As a result, decisions by management and the Board of BPI have often resulted in self-serving outcomes.

I attach as Attachment A, a copy of an email memo I wrote on December 22, 2011 to the BPI Board where I request certain information and where I also request that certain additional agenda items be included for a planned Board call. The information was not provided and the Board meeting was adjourned without consideration of the additional agenda items.

I attach as Attachment B, a copy of the Fisher Response Letter (and referenced exhibits) to illustrate some of the operational and governance deficiencies noted in this letter. The Fisher Response letter also provides the basis for my resignation from the Board of BPI.

Sincerely,

/s/ Dan Fisher

Dan Fisher

ATTACHMENT A

Daniel Fisher

danlfisher@hotmail.com

To Elliot Maza, Brian Keller, preg827@bellsouth.net

From: **Daniel Fisher** (danlfisher@hotmail.com)

Sent: Thu 12/22/11 6:11 AM

To: Elliot Maza (emaza@biozonelabs.com)

Cc: Brian Keller (bkeller@biozonelabs.com); preg827@bellsouth.net

Gentlemen:

The following is a clarification to my previous correspondence with the BPI board members. I have received notice of special board meeting on Thursday at 1:30 PM EST (10:30 PM PST). This is confirmation of my attendance in the conference call. I had not received an agenda for the meeting of the Board until this afternoon. Please note that Maza's email to me has a different meeting time than the formal notification of the meeting. Maza: "Please see attached notice of special board meeting to be held tomorrow at 1:30 PM EST (4:30 PM Pacific time)." This differs from the 10:30 PST in the meeting notice. Please verify on my cell phone by leaving a message and email the correct time for the conference call meeting.

Today is the first time I have been notified of a meeting of the Board of Directors of BioZone Pharmaceuticals (BPI). In addition to whatever items you have scheduled to discuss, I request that the following matters be added to the agenda and discussed by members of the Board.

1. The provision to me as a Member of the Board and BPI shareholder of copies of all financial statements including bank statements of BioZone Pharmaceuticals and related companies since March 2011.
2. The provision to me as a BPI shareholder and member of the Board of Directors of copies of all materials prepared for investors, or potential BPI acquirers, in connection with any activities related to raising capital for BPI, and all other potential investment activities relating to BPI (or any of its subsidiaries or affiliates).

3. The provision to me as a BPI shareholder and member of the Board of Directors (and a seller of BioZone) of a copy of all the closing documents related to the International Surf Resorts (ISR) / BioZone Laboratories "reverse merger."

4. The provision to me as a BPI shareholder and member of the Board of Directors (and a seller of BioZone) of copies of all the documents relating to the $2.25 million "bridge loan"; including the guarantee documents you required that I, Mr. Keller and Mr Oertle sign.

5. The provision to me as a BPI shareholder and member of the Board of Directors (and a seller of BioZone) of copies of all loan or borrowing transactions of ISR for the 90 days prior to the reverse merger with BioZone Laboratories.

6. The provision to me as a BPI shareholder and member of the Board of Directors (and a seller of BioZone) of a copy of all documents relating to ISR assets and liabilities purchased in connection with the reverse merger, as well as copies of the loan transaction of $2.25 million made to ISR which apparently became a debt of BPI.

7. The provision to me as a BPI shareholder and member of the Board of Directors (and a seller of BioZone) of a copy of all contracts between BPI and consultants or advisors, along with the Board approval of all such contracts; particularly the contracts which led to payments by BPI to unidentified "strategic consultants" which increased BPI's operating expenses by $2,174,891 (as represented in BPI's November 21, 2011 10-Q filed with the SEC)

Further, as a member of the BPI Board of Directors I am entitled to copies of the payments made with such "Strategic Advisors" as well as a copy of the Strategic Advisors' report and all communications relating to their work.

8. The provision to me as a BPI shareholder and member of the Board of Directors of a copy of all documents relating to BPI transactions with Aero and Baker Cummins. I understand from the Aero registration statement filed with the SEC that as of October 29, 2011, BPI is in default with respect to secured convertible promissory notes with an aggregate principal balance of $2,250,000. I have never received any materials or information regarding any transactions or these notes, to which I am entitled.

9. I request copies of all payments to any BPI employee, including expense reimbursements and payroll, including company credit card statements reflecting specific charges, for all BioZone employees since March 2011.

10. I again request copies of all documents relating to BPI Board meetings, agenda items and other related materials since March 2011; including without limitation documents regarding actions taken or approved by the BPI Board of Directors since March 2011.

11. I request copies of all bank statements and financial statements, monthly reports and quarterly reports for the BPI related companies since March 2011; including the entities
BioZone Pharmaceuticals Inc.,
BioZone Laboratories (contract manufacturing),
EquaChem,
BetaZone,
Baker Cummins and
Equalan.

12. I request, as a member of the BPI Board of directors and as a shareholder, copies of all documents showing shareholders, buyers and sellers of BPI and related companies' stock; including without limitation any BPI shares sold or bought by Messrs. Frost, Brauser, Honig, Prego, Maza or their related entities or parties.

13. I request, as a member of the BPI Board of directors and as a shareholder, all documents relating to the employment or contractor relationship between BPI/related entities, and Elliot Maza, including without limitation copies of all agreements, contracts and/or understandings between Elliot Maza and BioZone Pharmaceuticals, Inc., its affiliates or related parties; documentation supporting any and all compensation (cash or non-cash) received from BPI or related entities by Maza to date for services purportedly rendered relating to BioZone Pharmaceuticals, Inc. and related companies; in addition to any direct compensation received by Maza, documentation supporting Maza's charges for services or expenses by any company or entity related to Maza, for any purpose, including rent, accounting services, and legal services paid by BioZone Pharmaceuticals Inc., or Marlin Capital Investments in relation to the BPI engagement.

14. I request, as a member of the BPI Board of directors and as a shareholder, documentation of rent paid by BioZone Pharmaceuticals, Inc., or its affiliated companies, for space at 4400 Biscayne Blvd., Miami, Florida, or in New Jersey.

15. I request, as a member of the BPI Board of directors and as a shareholder, a copy of any agreements and/or understanding between Elliot Maza and any entity related to Marlin Capital Investments or any of its affiliates, investments, or related parties from January 2011 to December 2011.

16. I request, as a member of the BPI Board of directors and as a shareholder, information on all prospect companies that have an interest in licensing BPI's technologies or acquiring BPI (or any of its subsidiaries or affiliates). The requested information is to include the company name, contact information, drug, chemical entity, status of discussions, copies of all correspondence, and financial terms. If the company is interested in acquiring BPI, the name of the company, contact information, status of discussions, copies of all correspondence, and financial terms. If a proposal has been submitted to a prospect within the last 6 months, include the proposal and the status of discussions in your response.

17. I request, as a member of the BPI Board of directors and as a shareholder, information pertaining to the Princeton New Jersey R&D Center. The following information is requested:
a) The name of the employees and their compensation,
b) The budget for the operation;
c) Drugs or chemical entities currently under development;
d) Drugs or chemical entities planned for development;
e) The schedule of such development and estimated time for FDA approval;
f) Market potential for each project;
g) Purified lipid development schedule;
h) Regulatory approval schedule for the lipid ;
i) The source of funds to subsidize the Princeton R&D Center;
j) If the Princeton, NJ R&D Center is a separate entity from other BPI entities, provide full disclosure of the entity, its accounting, and ownership.

18. I request, as a member of the BPI Board of directors and as a shareholder information on changes planned for BioZone contract manufacturing.The following information is requested:
a) A list of facility enhancements and modifications planned for the 580 and 701 facilities;
b) A list of new equipment planned for purchase or lease;
c) The schedule and budget for a) and b);
d) Personnel changes planned or in discussion for BPI;
e) The source of funds for the new equipment and facility modifications;
f) Copies of the reports and recommendations from the consultants who recently reviewed BioZone contract manufacturing.

- 19. The following items affect me and BPI, so I have added them to the agenda. The documentation supporting money owed me has been sent many times to Maza by BPI's accounting department and me. The obligation to make the payments owed me has been ignored or denied by Maza. Maza's evasion, denial, and rejection of BPI's obligation to pay its legitimate debts specifically targets me. I request that BPI's Board of Directors direct Maza to immediately pay the money owed me per the following itemization:

- Back pay starting from July 1, 2011 in the amount of $44,000.
- Rent in arrears in the amount of $135,631 for 580 Garcia (580 Garcia Properties LLC).
- Fisher loan payments past due in the amount of $86,112.
- The total of the above items requiring immediate payment is $265,743.
- Fisher shares in the amount of 6,650,000 of BioZone Pharmaceuticals, Inc. (to be released per original agreement).

As a member of the BPI Board of Directors and as a shareholder, I request the documents and information responding to each of the items be promptly sent to me.

Thank you,

Dan Fisher

Attachment B

January 28, 2012

Board of Directors – BioZone Pharmaceuticals, Inc.
Dr. Brian Keller
Roberto Prego-Novo

Re: Dan Fisher Response to Notice of Board Meeting

Gentlemen:

I understand that a Board meeting has been called to investigate and/or determine whether "Cause" exists for BioZone Pharmaceuticals, Inc. ("BPI") to terminate my employment under my existing agreement. Clearly, as I will state for the record below, there have been several instances where I have expressed disagreements with management of BPI. These disagreements, however, have always been in the context of either (a) obtaining information that is necessary for me to conduct my duties as an executive officer and director of BPI or (b) receiving compensation that is owed to me under my agreements with BPI.

I will respond to the allegations forming the basis of Cause below, but first, I would like to have the Board understand the following material facts (the majority of which I have supporting documentation in the form of emails or other correspondence). I believe these facts are material to Board's understanding of my serious concerns regarding the actual motivations behind the original reverse merger/purchase transaction as well as the current actions that are currently being contemplated against me.

i. On January 10, 2011, the management of BioZone Laboratories, Inc. (the "Prior Company") consisting of me and Dr. Brian Keller and gave a presentation regarding the Prior Company to the following individuals: Dr. Phillip Frost, Roberto Prego-Novo, Michael Brauser, and Barry Honig. (collectively, the "Frost Group").

ii. During this January 10, 2011 meeting, the Frost Group was presented with 2009 and 2010 financial statements. The 2009 financials were reviewed by. Janet Silverman, CPA. The 2010 financial statements were internally prepared and had not yet been reviewed by the Prior Company's outside accounting firm.

iii. Following the January 10, 2011 presentation, all parties engaged in an extensive period of negotiations which initially culminated in the execution of a letter of intent on January 28, 2011 (see Exhibit A) (the "Binding LOI").

iv. As originally negotiated, it was contemplated that the owners of the Prior Company (including myself), will have a 51.72% equity interest in the post-merger entity.

v. During the time after the January 10, 2011 meeting and after the Binding LOI was executed, the Frost Group conducted additional extensive diligence on the Prior Company, including on-site visits and several detailed conference calls. Diligence during this period included information relating to

the Prior Company's accounts receivables, inventory, loans, arrangements with me regarding past loans I made to the Prior Company as well as information on the nature of the Cardium transaction and the Cardium stock.

vi. After the execution of the Binding LOI, diligence continued at the request of the Frost Group. At no time during this diligence process did any issues relating to the Prior Company's financials arise.

vii. At the request of the Frost Group, an additional "all hands" meeting at the Frost Group's offices in Miami, Florida on February 22 and 23, 2011. A description of the agenda and meeting presentation materials are attached as Exhibit B.

viii. During the February 22/23 meetings, a detailed discussion regarding the financing needs of BPI was discussed. It was agreed during this discussion that it would be in the best interests of BPI following the merger with the Prior Company to have a substantial fundraising in order to help ensure the future success of BPI.

ix. In connection with the February 22/23 meetings, all parties agreed to modify the Binding LOI to reflect the expectation that a fundraising will be conducted. A copy of this LOI is attached as Exhibit C (the "LOI Amendment").

x. The LOI Amendment, among other things, contemplated a raise of not less than $8 million into BPI.

xi. As a result of the further negotiations amongst the parties following the February 22/23 meetings, a revised capitalization table was agreed upon by the parties whereby the owners of the Prior Company would receive 48% of the post-merger company (i.e. BPI), on a primary basis.

xii. The LOI Amendment also expressed indicated that each of Dan Fisher and Brian Keller would receive $100,000 upon the closing of the merger and another $100,000 upon sale of Cardium stock.

xiii. Following the February 22/23 meetings, at the urging of the Frost Group, the parties agreed to start the process of an orderly transition to BPI notwithstanding the fact that the merger transactions with the Prior Company were not consummated.

xiv. On March 1, 2011, the name of the shell company formally changed its name to BPI.

xv. Also or about March 1, 2011, BPI appointed Elliot Maza to be the interim CFO of BPI.

xvi. Mr. Maza proceeded, under the apparent authority of the Frost Group, to appoint new accountants for the Prior Company and move financial records and bank accounts to banks that appear to be under his control. I made numerous attempts to discuss this with Mr. Maza to determine what was happening with the financial accounts, but Mr. Maza refused to provide me with details even though the merger transactions with the Prior Company were not yet completed.

xvii. In the three months that followed, a systematic process ensued by Mr. Maza to essentially take over the core operations of the Prior Company. All decisions concerning BioZone contract manufacturing, Equalan, and EquaChem were controlled and made by Mr. Maza. I expressed my concern to Mr. Maza on several occasions but he reassured me that what he was doing was in my best interest in order to assure a smooth transition. Mr. Maza also assured me that he was

experienced in the orderly transition process for such reverse merger transactions and was familiar with the legal and accounting aspects of such transactions so that he would not allow the interests of the shareholders of the Prior Company to be compromised.

xviii. Despite a contemplated closing date of before March 31, 2011 (as memorialized in the LOI Amendment), the merger transactions did not occur until after June 30, 2011.

xix. I have made repeated requests for the strategic plan of BPI. Two such instances occurred prior to a trip to Florida on May 12, 2011 (where the request was made to Brian Keller who at the time was contemplated to be the new BPI CEO) and following the closing to Mr. Maza per email dated July 19, 2011. To date, I have not been provided with any information or documents regarding BPI's strategic plans, business plans, potential deals or joint ventures.

xx. I was informed by Mr. Maza on July 24, 2011 that BPI will not honor my agreed-upon employment base salary of $200,000. Instead, they will only pay me a base of $110,000.

xxi. I was also informed by Mr. Maza that BPI will not pay the agreed upon payment of $100,000 upon the closing of the merger transaction, as previously agreed to by the Frost Group.

xxii. I expressed my disappointment to Mr. Maza at this turn of events and asked to see if there were any agreements that reflected this change. In this regard, I asked for a complete set of the closing documents for the reverse merger. Requests for full copies of the closing sets were made to BPI's counsel on July 29, 2011, August 11, 2011 and again on August 24, 2011.

xxiii. To date, I have still not received a full set of the closing documents. When I restate my request, the answer that I received from either Mr. Maza or Harvey Kesner (BPI counsel) is that these documents are reflected in filings with the SEC. However, the filings with the SEC do not appear to include all documents that were associated with the merger, nor do they reflect documents that are either exhibits or schedules to the various agreements.

xxiv. When I inquired to Mr. Maza regarding my request for documents, he stated, among other things, "For what reason are u bothering me with this stuff?" (email dated July 29, 2011).

xxv. Similarly, I have on several occasions, inquired about financial information regarding BPI. I have not once received any substantive replies to my requests.

xxvi. When the merger transaction finally consummated, the shareholders of the Prior Company ended up receiving only about 21% of the post-merger company. The transactions involving Baker-Cummins and to Nian Wu involving significantly higher dilutive issuances of BPI stock were not voted upon by me. As a reminder, under the original terms of the Binding LOI, the stockholders of the Prior Company were to receive approximately 52% of BPI, post-merger.

xxvii. After the closing of the merger transactions, I engaged Mr. Maza in a series of emails in an attempt to have BPI pay me the agreed upon installments under the loans that I had previously made to the Prior Company and which were assumed by BPI as part of the merger transaction.

xxviii. Despite the fact that I have provided Mr. Maza with voluminous information and support relating to the genesis of such loans I have made personally to the Prior Company in order to help maintain

operations, Mr. Maza has taken the unsupported position that he believes these loans should not be repaid. Such loans to date total at least $1,102,000.

xxix. During this time, I have continued in my capacity as the Executive Vice-President and a director of BPI and maintain regular work days as I have held for the prior 22 years since founding the Prior Company.

xxx. To date, I still have not received any of the 6,650,000 shares that are due to me under merger agreement. Such shares continue to be held in escrow. I note that in BPI's public filings, BPI reflects that the amount of 6,650,000 shares have been issued to me.

xxxi. Through conversations and communications I have obtained, I have learned that Dr. Keller, now designated as BPI's President and Chief Scientific Officer, has been advised by a long-time trusted advisor that he "<u>does not know fundamental details about the scientific aspects of an investor presentation</u>" (<u>emphasis added</u>). This calls into question the accuracy of information that is currently being provided to the investing public relating to a publicly reporting company such as BPI.

xxxii. BPI's failure to provide me with information regarding its financials, operations and strategic plans, coupled together with information I have learned firsthand and from confidential sources regarding BPI's actions and potential plans to manipulate the price of BPI stock, caused me to file a whistleblower notification with the Securities Exchange Commission in December 2011.

While this is a significantly abbreviated account, I trust that this provides the Board with some relevant background regarding some of the concerns I have regarding BPI. I am aware of absolutely no grounds to suggest that Cause exists to terminate me in any respect. In fact, to the extent that there is a continuing pattern of unprofessional behavior, I have found that this behavior to exist in Mr. Maza's actions towards me. Given the absolute lack of response from Mr. Maza, I can only conclude, among other things, that certain members of management of BPI have engaged this Board to forcibly remove me from my offices with BPI rather than address the issues that I have repeatedly tried to amicably resolve over the past seven months.

I would urge that this Board conduct a full inquiry into the matters presented above and below by appointing a special, disinterested committee to investigate the matters that impact BPI. I will be happy to cooperate in this process with such committee and will implement to the best of my ability its recommendations with respect to any corrective actions such committee determines is advisable on my part, if in fact there are any. Should the Board decide to act hastily and determine that Cause exists absent a clear and fair presentation and evaluation of the applicable facts, I intend to exercise my rights to protect my interests as a shareholder and to uphold my duties as a director of BPI to protect shareholders and the investing public by resigning my position as a director and filing a copy of this letter, together with additional supporting materials, to state my reasons for my resignation as a member of the Board.

It is my hope that cooler heads will prevail and that a reasonable resolution to this matter will be reached. I view the current actions proposed by management as being clearly retaliatory to the concerns that I have repeatedly raised.

I now turn my attention briefly to the allegations of misconduct that have been levied against me. I reproduce in its entirety allegations 1-10 below as set forth in the Board Notice and respond in <u>*underlined italics*</u>.

1. False and misleading financial statements provided to Bank of Marin

You consistently provided false and misleading financial statements to the Bank of Marin, a secured lender, in an effort to avoid payments due on the Bank of Marin credit facility, which you personally guaranteed.

You derived personal benefit from such conduct because you thereby avoided any payment due under your personal guaranty.

As an example, the financial statements that you provided to Bank of Marin for the year ended December 31, 2010 included intentional overstatement of (A) income by $1,000,000, (B) inventory by at least $800,000, and (C) accounts receivable by approximately $625,000.

Fisher response: In order to properly address this question, additional detail regarding the nature of the alleged false and misleading statements is required. I would note that the Bank of Marin conducted an on-site audit in November 2010 and did not uncover any issues that would trigger a default. If the reference above is being made to the difference between the draft and audited financial statements for the year ended December 31, 2010, then I was not privy to any adjustments that were made as a result of the audit and I would need further detail to understand these adjustments. I would note specifically, however, that information relating to the booking of the $1,000,000 in license revenue from Cardium was provided to the Frost Group on at least two separate occasions during the initial and follow up diligence process. I have not been provided access (despite repeated requests) to the financial records or operations of BPI since March 2011. I will need to have access to this information in order to fully comment on this allegation.

2. False statements to Bank of Marin

You failed to heed request to discontinue direct contact with Bank of Marin, and moreover lied to a bank officer concerning the status of the closing of the BioZone sale transaction.

Specifically, refer to the following email exchange with Cheryl Cinelli, which occurred subsequent to the BioZone closing on June 30, 2011:

"From: Cheryl Cinelli [mailto:CherylCinelli@bankofmarin.com]
Sent: Tuesday, July 19, 2011 4:09 PM
To: Dan Fisher
Cc: Tim Myers
Subject: Update

Hi Dan
I hope all is well with you. It has been a few weeks since we last spoke, so thought I would check in to see if you had any updates. I will be on vacation for 2 weeks beginning on Monday, so I wanted to see if there is anything that will require attention in my absence.

Thank you!

Cheryl B. Cinelli
Senior Vice President/Senior Commercial Loan Officer

Bank of Marin
504 Redwood Blvd., Suite 100
Novato, CA 94947
Phone: (415) 884-4583

From: Dan Fisher
Sent: Thursday, 7/21/2011
To: Cheryl Cinelli
Cc: Tim Myers
Subject: BioZone Update

Hi Cheryl,
We are still going through our audit. I assume the auditors have been working with you to verify our loan balances, etc. This deal has been hurry up and wait. I hope you have a great vacation.

Best regards,

Dan"

Fisher response: I understood the inquiry above related to the status of the audit, not the closing of the merger transaction. I reflected my understanding at the time with respect to the audit. I note that this was in response to an inquiry from the Bank of Marin. I did not affirmatively seek out the Bank. Moreover, I did not deem it appropriate for me as the person having the original relationship with the Bank of Marin to discontinue all communications. Rather, I took a more passive role and allowed Mr. Maza to dictate the terms of the relationship.

3. Intentional overstatement of 2010 income and assets

Intentionally overstated 2010 revenue by at least $1,000,000 by including the value of the stock received from Cardium as license fee income at the time of receipt notwithstanding that the stock was subject to lockup provisions that restricted its immediate sale and was placed in an escrow account pending future release.

Intentionally misled prospective investors and partners by indicating that 2010 revenue was in excess of $15 million, and that BioZone had ready access to Cardium stock with value of $1 million; neither of these statements was true.

Fisher response: The booking of the $1,000,000 as license fee income was reviewed by our outside accountant based on their review of the conditions of such fee (which at the time was believed to be a substantially likely occurrence). The Frost Group had intimate knowledge of the Cardium license fee, its treatment as 2010 income as well as the overall Cardium relationship. In fact, the LOI Amendment (as attached in Exhibit C) contemplates that I would receive $50,000 from the sale of the Cardium stock. Based on these facts alone it is a gross misstatement to say that I intentionally misstated 2010 revenue on this basis.

Furthermore, I would note that even without this $1,000,000 license fee income from Cardium, the 2010 revenue by the Prior Company and its affiliates is in excess of $15,000,000. I am happy to substantiate this in further detail.

I would note that Cardium had a right of first refusal to purchase BioZone Laboratories, Inc. The relationship with Cardium and the Prior Company terminated after Michael Brauser from the Frost Group indicated directly to Cardium that it was the Frost Group's intention to invest up to $13 million into the Prior Company. Because of this, the relationship with Cardium terminated prematurely which caused the return of the escrowed shares back to Cardium.

4. Fraudulent loans

Represented, orally and in writing, that Employee lent the Company personal funds. At various times claimed amounts as due Employee ranging from $1.1 million to $2.4 million.

Proceeds for these loans obtained by refinancing the plant facility at 580 Garcia Avenue. Then "lent" the proceeds to BioZone and charged the company (1) additional rent to cover increased debt payments and (2) principal and interest on the loans.

Engaged in this activity to obtain additional personal funds from BioZone on a current basis in the form of "interest" and upon a sale of the company in the form of "principal" repayment without full knowing consent of independent directors of conflict of interest.

Fisher response: I will be happy to supply the Board with the same documents I provided to Mr. Maza which show the amounts owed to me. I would note that the plant facility at 580 Garcia Avenue is owned by me personally, subject to mortgage, which I incurred in order to finance operations at the Prior Company. I also note that the amounts include loans from my personal savings, and I have taken out loans on my personal residence for the same purpose. All these transactions occurred while the Prior Company was a private company, but were nevertheless also approved in full by the then governing board of directors of the Prior Company.

5. Fraudulent dealings

Secured ownership and title of the property at 580 Garcia Avenue for your exclusive benefit notwithstanding that all funds necessary for the acquisition, financing and ownership of the building have been paid by the Company.

Moreover, the Company is the obligor on the debt and mortgage securing the building. Failure to fully inform investors and obtain consents.

Fisher response: I, along with my wife, personally purchased the property at 580 Garcia Avenue in August 10, 1999 for $963,730.00. The funds to purchase the property were exclusively Fisher funds. I have copies of all relevant sale documents which I had also provided to the Frost Group during its extensive diligence process. Again, I leveraged my personal assets in order to keep the Prior Company functioning during some leaner years by borrowing against this asset and loaning the proceeds to the Prior Company.

6. Failure to disclose threatened litigation

The Company is in receipt of a threat and a draft complaint from Aphena Pharma, a previous customer that engaged BioZone in 2010 to develop various cough/cold formulations. Aphena claims, among other things, breach of contract and material misrepresentations by you, and demands payment of $6.8 million in damages. Acceptance of the purchase orders from Aphena violated the spirit of the company's contract with Matrix, its largest customer, and subjected the company to potential risk of loss of its largest revenue source, without Board approval.
Intentionally omitted disclosure of this material customer and its dissatisfaction to the Frost Group in an effort to inflate the value of Company to investors during acquisition due diligence.

Fisher response: I have no knowledge of this draft complaint until very recently nor have I been responsible for the account since the beginning of 2011. When Mr. Maza took over effective operational control of the Prior Company in March 2011, he assigned responsibility for this account elsewhere (presumably to Christian Oertle). During the time that I was overseeing the account, I was not aware of any problems or conflicts with any other agreements, including those with Matrix. Further substantiation of both the claims being made as well as an understanding of the process giving rise to the allegations is required and I would be happy, if asked, to further investigate.

7. Fraudulent misrepresentation to customers

In an attempt to win business from BioCalc in March 2011, fraudulently represented to a potential BioCalc investor that BioZone's laboratory and facility at 580 Garcia Avenue was partially owned by BioCalc. Posted a sign on BioZone's front door fraudulently indicating that BioZone was an affiliate of BioCalc.

Fisher response: BioCalc, a customer of BPI, wished for us to announce an affiliation with BPI for a special meeting held at BPI offices for 12 of BioCalc's distributors. The sign that BioCalc requested to be posted was intended to welcome their distributors and indicate our welcome affiliation with BPI's new customer. The requested sign was not posted. At no time was there a representation made by me or anyone at BioCalc that BPI was partially owned by BioCalc.

8. Transfer of corporate assets at below market value and failure to remedy resulting damage

Previously granted Adam Lupa (d/b/a MalibuBright) permission to promote Poly(P), a tooth whitening compound exclusively licensed to BioZone, for inadequate consideration. MalibuBright continues to prominently feature Poly(P) on its web site notwithstanding an absence of any purchases of Poly(P) from BioZone while in discussions with GSK regarding an exclusive sublicense of Poly(p).

Failed and refused to remedy this obstacle to consummating a license with GSK, to the detriment of BioZone, as MalibuBright continues to promote Poly(P) on its website.

Fisher response: The arrangement with MalibuBright is a non-exclusive, commercial relationship. MalibuBright purchases product from BPI. MalibuBright does not have any exclusivity rights. BPI has the right, as it has exercised, to cease all sales to MalibuBright at any time. The sales to MalibuBright should not be seen as having any impact on discussions with third parties for exclusive licenses. In fact, experience suggests that having proven commercial sales enhances the attractiveness of an exclusive license.

9. Refusal to cooperate with whistleblower investigation

Your attorney recently advised the company that you filed a "whistleblower" claim with the SEC in which you alleged various law violations. The Board is obligated by law to investigate this complaint and through counsel for the Company requested an accounting for all allegations on which a whistleblower complaint has been alleged and a copy of the complaint filed. Despite repeated requests for a copy of the complaint and a full "reporting up the chain" to address any alleged law or regulatory violations, have failed to cooperate or provide any information that could form the basis for a response or corrective action by the Company or internal report by counsel following investigation.

Potential violation of law by filing false claims with a government regulatory agency in order to advance personal agenda and strengthen position under threat of allegations, and to utilize such claims for assertion that Company retaliated against alleged whistleblower.

Fisher response: Please see items (i)-(xxxii) above preceding these responses for certain background information relating to the whistleblower claim. I am fully willing to cooperate with any duly appointed special committee of the Board comprised of independent investigators. Given the nature of my concerns, the ability of the current Board to objectively investigate my claims is in question. Given the fact that all my concerns significantly predate the whistleblower action, any suggestion of a violation of law on my part is entirely unfounded.

10. Refusal to respond to fellow corporate officers and devote substantial time to your professional duties

Brian Keller has called you on several occasions to discuss various matters affecting BioZone's business. You refuse to respond to his phone calls. In addition, you have removed all files from your office and report to work at the Company's premises only sporadically. Actions indicate that you are unwilling or not inclined to work as a member of the executive management team or at the offices of the Company.

Fisher response: I have not received any messages, calls or emails from Dr. Keller that have not been responded to. My relevant files remain in the offices of BPI and I maintain my usual working days. If I am not in the office, I am available by phone and email at all times. If there is any evidence that I am unresponsive to requests of my colleagues, then I am very happy to address them. On the other hand, I have several instances where my requests to my colleagues have been not addressed. For instance, in the most recent Board meeting that I was invited to, I presented the Board with a number of supplemental items for their consideration which has not been addressed to date even though nearly a month has passed.

I would note furthermore that in cases where my input is required, I am often not provided with adequate notice and opportunity to address matters. For example, on December 16, 2011, Mr. Maza circulated an email to the Board (including myself), to sign a registration statement by 3:00pm ET. That email was sent with a time-stamp of 9:16am ET (or 6:16am PT). By the time I got to the office at approximately 8 am PT, I was left with less than four hours to review a 52-page document, plus exhibits. I refused to sign the document without adequate opportunity to review and ask questions.

****

I look forward to our discussion on Monday (January 30, 2012).

Sincerely,

/s/ Dan Fisher

Dan Fisher